Exhibit 99.1

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B255798

CONVENING NOTICE TO THE GENERAL MEETING OF THE SHAREHOLDERS OF

CODERE ONLINE LUXEMBOURG, S.A. (THE “COMPANY”) TO BE HELD AT THE

REGISTERED OFFICE OF THE COMPANY ON MARCH 3, 2025 AT 15:00 P.M.

(LUXEMBOURG TIME)

Dear Shareholders,

The board of directors of the Company (the "Board of Directors") is pleased to invite you to participate in the general meeting of shareholders of the Company (the “General Meeting”) to be held at the registered office of the Company on March 3, 2025 at 15:00 p.m. (Luxembourg time) with the following sole agenda item:

Agenda of the General Meeting

1.	Granting the authorization to the board of directors of the Company (the "Board of Directors") to repurchase directly on the Nasdaq Stock Market up to one million (1,000,000) ordinary shares of the Company in issue (the "Shares") during a period of one (1) year from the date of the general meeting of the shareholders held on March 3, 2025 (i.e. the authorization shall be valid until March 3, 2026) for a purchase price per share ranging from one US dollar cent (USD 0.01) to ten US dollars (USD 10.00).

Proposed resolution:

"The General Meeting resolves to grant the authorization to the Board of Directors to repurchase directly on the Nasdaq Stock Market up to one million (1,000,000) Shares during a period of one (1) year from the date of the general meeting of the shareholders held on March 3,2025 (i.e. the authorization shall be valid until March 3, 2026) for a purchase price per share ranging from one US dollar cent (USD 0.01) to ten US dollars (USD 10.00) (the "Share Buyback Authorisation").

For the avoidance of doubt, the actual repurchase of the Shares and the technical implementation thereof shall be carried out at the discretion of the Board of Directors, always within the limits of the Share Buyback Authorisation and applicable Luxembourg laws and in compliance with US Securities laws and Nasdaq regulations."

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WE KINDLY ASK YOU TO PLEASE CAREFULLY READ AND FOLLOW THE RULES GOVERNING THE HOLDING OF THE GENERAL MEETING SET OUT HEREAFTER:

AVAILABLE INFORMATION AND DOCUMENTATION

The following information is available on the Company’s website: https://www.codereonline.com/

•	this convening notice for the General Meeting (which includes a draft resolution in relation to the above agenda point to be adopted at the General Meeting); and

•	the Attendance and Proxy Form (as defined below and to be provided by the Depository (as defined below) together with the convening notice for the General Meeting).

These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

QUORUM AND MAJORITY

Please note that, in accordance with article 13.5 of the articles of association of the Company (the "Articles"), the sole agenda item of the General Meeting shall be validly passed if approved by a majority of votes cast in accordance with the voting arrangements and instructions set out in this Convening Notice, provided that at least 33 1/3% of the ordinary shares of the Company are present or represented at the General Meeting (the "Quorum").

In accordance with Article 13.12 of the Articles, Attendance and Voting Forms which show neither a vote in favour, nor against the resolution, nor an abstention, shall be void and shall not be taken into account for the determination of the Quorum.

RECORD DATE AND SHAREHOLDING CONFIRMATION CERTIFICATE

In accordance with Article 13.10 of the Articles, the Board of Directors has determined as the record date for admission to the General Meeting close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on February, 13 2025 (the "Record Date").

Any shareholder who holds one or more shares(s) of the Company on the Record Date may vote at the General Meeting. Shareholders who have transferred their shares between the Record Date and the date of the General Meeting cannot participate at the General Meeting. In case of breach of such prohibition, criminal sanctions may apply.

In accordance with article 13.11 of the Articles, shareholders wishing to participate in the General Meeting must provide the Company with a certificate issued by the Company's depository CONTINENTAL STOCK TRANSFER & TRUST CO (the "Depository") certifying the number of shares recorded in the relevant account on the Record Date or a brokerage statement showing proof of ownership of shares of the Company and the number of shares held on the Record Date (the "Shareholding Confirmation Certificate"). Please contact the Depository at CSTmail@continentalstock.com (in case your shares are held through book entries) or your broker (in case your shares are held through Cede & Co) on or as soon as possible after the Record Date to obtain such Shareholding Confirmation Certificate.

The Shareholding Confirmation Certificate must be provided to ir@codereonline.com no later than 11:59

p.m. Luxembourg time (5:59 p.m. EST) on February, 25 2025.

Any Shareholding Confirmation Certificate provided after this date or certifying the number of shares recorded in the relevant account on a date other than the Record Date shall be considered void and the holder of the shares in question shall not be able to participate in the General Meeting.

PARTICIPATION IN THE GENERAL MEETING

Shareholders may physically attend, participate and vote in the General Meeting to be held at the registered office of the Company on March 3, 2025 at 15:00 p.m. (Luxembourg time).

If you wish to be represented at the General Meeting, or would like to express your vote at the General Meeting through voting form, in accordance with article 13.12 of the Articles, please use the attendance and proxy form (the "Attendance and Proxy Form"), which will be provided to you by the Depository together with the convening notice for the General Meeting and which is also available on the Company's website: https://www.codereonline.com/.

In that case we would be grateful if you could return the Attendance and Proxy Form duly completed and signed by e-mail to ir@codereonline.com no later than close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on February, 27 2025.

Please note that Attendance and Proxy Forms received after this date will not be taken into account for the determination of the Quorum and the respective holders of shares will not be able to participate in the General Meeting.

For any technical questions relating to your participation in the General Meeting, please contact Guillermo Lancha, Director of Investor Relations, at guillermo.lancha@codere.com.

DATA PROTECTION

In the context of the organization and holding of the General Meeting, the Company processes personal data concerning its shareholders or individuals relating to its shareholders, in accordance with the applicable legislation and in particular the General Data Protection Regulation (EU) 2016/679, and as further described in our data protection notice attached as Annex I hereto.

On behalf of the Board of Directors, we thank you for your continued support. Sincerely,

/s/ Gonzaga Higuero

Gonzaga Higuero, Chairman of the Board of Directors

Luxembourg, on February 14, 2025

ANNEX I

PRIVACY NOTICE

1.	SCOPE
1.1	This data protection notice ("Notice") informs you about the processing of your personal data or that of the shareholder's representative(s) by Codere Online Luxembourg, S.A. (the "Company") in the context of the organization and holding of general meetings of shareholders.
1.2	Personal data provided to the Company will be processed in compliance with the requirements of the EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as may be amended from time to time ("GDPR") and any applicable implementing legislation.

1.3	This Notice sets out how the Company will process personal data about its shareholders or their representatives.

2.	IDENTITY OF THE CONTROLLER OF YOUR PERSONAL DATA
2.1	The controller is: Codere Online Luxembourg, S.A. 7, rue Robert Stümper L-2557 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B 255798

2.2	You may contact the Company for all queries you have in relation to this Notice using our contact details which can be found in Section 12 below "How to contact us".

3.	WHAT CATEGORIES OF PERSONAL DATA DO WE COLLECT

When preparing its general meetings of shareholders, the Company processes the following categories of personal data:

•	personal details (such as the name, address);

•	contact details (e-mail address, telephone number); and

•	information concerning the shares held (number of shares and type of ownership).

In addition, the following categories of personal data will be processed:

•	attendance to the general meetings of shareholders;

•	as appropriate, the submission of countermotion.

Although the shares are registered, only the depository will be recorded in the share register.

4.	WHERE WE OBTAIN PERSONAL DATA FROM

The Company processes personal data:

•	provided by you (or the shareholder to which you relate) in the course of registering for the general meeting of shareholders; or

•	transmitted by the depository institutions for the shareholder.
5.	DO YOU HAVE TO PROVIDE US WITH PERSONAL DATA?

5.1	You are legally required to provide your personal data listed under section 3 in order to attend the general meeting of shareholders and cannot exercise your shareholder rights at the general meeting of shareholders without doing so.
6.	DO YOU HAVE TO INFORM YOUR REPRESENTATIVE(S) AND/OR BENEFICIAL OWNER(S)?
6.1	Where the shareholder is an undertaking, individual whose personal data are provided for the purpose of organising and holding general meetings of shareholders shall be informed about the processing of their personal data, as well as on their related rights and the Shareholder shall provide them with a copy of this Notice.
6.2	The Company may assume that the Shareholder has complied with the undertakings contained herein and that all individuals have been properly informed.

7.	WHY WE PROCESS PERSONAL DATA

The Company processes personal data for the following purposes and according to the following legal basis:

•	in order to organize and hold general meetings of shareholders (necessary for compliance with a legal obligation to which the Company is subject);

•	to enable shareholders or their representatives to participate in general meetings of shareholders and to exercise their rights (necessary for compliance with a legal obligation to which the Company is subject);

•	in order to authorize proxies (necessary for the purposes of the Company's legitimate interests);

•	where applicable, in connection with the establishment, exercise or defense of legal claims (necessary for the purposes of the Company's legitimate interests).

Where the Company relies on its legitimate interests, you may request to be provided with our analysis of the balance of our interests against your rights and freedoms.

8.	WHO WE SHARE PERSONAL DATA WITH AND WHY
8.1	Your personal data may be shared by the Company with the following entities:

•	other shareholders who participate in the general meeting of shareholders (as your name would be recorded in the list of participants);

•	lawyers and notaries who assist us in organizing and holding the general meeting of shareholders;

•	the professional advisers of the Company (such as legal and tax counsels); and

•	other service providers of the Company.

8.2	The Company will take all reasonable steps, as required by the GDPR, to ensure the safety, privacy and integrity of your personal data and will, as required by the GDPR enter into contracts with such recipients to protect the privacy and integrity of your personal data supplied.
8.3	Please note that the Company may be required to publish your name on its corporate website if you exercise certain shareholder rights (e.g. submitting requests for additions to the agenda).
9.	TRANSFERS OF PERSONAL DATA OUTSIDE THE EUROPEN ECONOMIC AREA ("EEA")
9.1	In principle, the Company and the third-party providers listed in Section 8 above "Who we share personal data with and why" will not transfer your personal data outside the EEA.
9.2	The Company may from time to time use external service providers based outside the EEA to whom personal data will be transferred for the printing and dispatching of shareholder notices, the receipt of registrations and proxies, or the sending of communications to shareholders. In such case, you will be informed in due course and the Company will ensure that your personal data is protected by either by an adequacy decision of the European Commission, or appropriate safeguards such as EU model contracts.

10.	HOW LONG WE KEEP PERSONAL DATA

10.1	In accordance with the GDPR principles and in particular article 5 of the GDPR (which lists the core principles relating to the processing of personal data), we do not keep your personal data for longer than is necessary for the purposes for which they are processed by us.

10.2	Personal data collected in connection with general meetings of shareholders will in principle be retained for five (5) years from the date the relevant general meeting is held.

10.3	Beyond this, the Company will retain your personal data where necessary to comply with legal retention obligations under commercial and tax law (in principle 10 years), or in connection with the establishment, exercise or defense of legal claims.

11.	YOUR RIGHTS IN RESPECT OF YOUR PERSONAL DATA
11.1	You have certain rights under the GDPR, including:
•	The right to access your personal data, free of charge, including the right to ask for a copy of your personal data where it does not adversely affect the rights and freedoms of others (please note that if you request any further hard copies later on, we may charge you a reasonable fee based on administrative costs).

•	The right to have incomplete or inaccurate personal data corrected (including by means of providing a supplementary statement).
11.2	In some limited circumstances:
•	the right to object to the use of your personal data (where processing is based on the Company's legitimate interest);

•	the right to restrict the use of your personal data;

•	the right to require us to erase/delete your personal data; however, please note that if we process your personal data in particular to comply with a legal obligation, we will not be able to respond positively to your request to erase/delete your personal data.

•	the right to receive personal data which you have provided to us in a structured, commonly used and machine-readable format and the right to transmit those data to another data controller; however, please note that this right to data portability only arises where: (a) the processing is based on consent or on a contract; and (b) the processing is carried out by automated means, and (c) it does not adversely affect the rights and freedoms of others. This data portability right also only applies to the data that you have provided to us.
11.3	You are hereby informed that no automated decision making or profiling is conducted.

11.4	You may contact us using our contact details which can be found in Section 12 below "How to contact us" if you would like to exercise such rights. We will respond to you as swiftly as possible.

11.5	In addition, you also have the right to ask questions or lodge a complaint about our processing of your personal data with the relevant supervisory authority. You can complain in the EEA Member State where you live or work, or that of the place where the alleged breach of the GDPR has taken place. In Luxembourg, the relevant supervisory authority is the Commission Nationale pour la Protection des Données (CNPD).

12.	HOW TO CONTACT US

If you want more details on the processing of your personal data, if you have any specific queries or concerns regarding the processing of your personal data, if you want to exercise your rights towards us or if you would like to make a complaint, do not hesitate to contact us at dpo.codere@codere.com.

13.	AMENDMENTS TO THIS NOTICE

13.1	This Notice is kept under regular review and may be updated from time to time and you will be notified in writing in case of any changes.

13.2	This Notice was last updated in June 2024.